

RECEIVED

2006 SEP 12 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 August 2006



06016718

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 30 August 2006 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

9/12

华业集团有限公司 101 Thomson Road #33-00 United Square Singapore 307591

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	UOL GROUP LIMITED
Company Registration No.	196300438C
Announcement submitted on behalf of	UOL GROUP LIMITED
Announcement is submitted with respect to *	UOL GROUP LIMITED
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	30-Aug-2006 19:28:33
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

Announcement Title * ACQUISITION OF FREEHOLD SITE AT NASSIM ROAD KNOWN AS NASSIM PARK

Description

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UOL GROUP LIMITED Company Registration No. 196300438C

ACQUISITION OF FREEHOLD SITE AT NASSIM ROAD KNOWN AS NASSIM PARK

The Board of Directors of UOL Group Limited ("**UOL**" or the "**Company**") is pleased to announce that the Company and Russville Pte Ltd ("**Russville**"), a subsidiary of Kheng Leong Co. Pte Ltd ("**KLC**") have, through their joint venture company known as "Park Developments Pte. Ltd." ("**JV Co**"), acquired the freehold property known as Nassim Park, Singapore (the "**Property**") for a total cash consideration of S$380 million ("**Purchase Price**") on a willing buyer willing seller basis.

The Acquisition of the Property

Brief details of the Property are as follows:-

Land area	:	245,135 sq.ft. approximately
Proposed plot ratio	:	1.4
Proposed gross floor area	:	343,189 sq.ft. approximately
Tenure of the Land	:	Freehold

The Property is located along Nassim Road, approximately 400 metres off Tanglin Road with direct pedestrian access to Tanglin Road. It is in an exclusive residential area surrounded by embassies, good class bungalows and high-end developments.

The JV Co has entered into a conditional Sale and Purchase Agreement ("**S&PA**") with the subsidiary proprietors of strata lots with not less than 80% of the share values in the Property, for the purchase of the Property. An initial deposit of 5% of the Purchase Price will be paid within 7 days of the date of the S&PA and a further deposit of 5% of the Purchase Price within 7 days of receipt by the JV Co of written notification from the vendors' solicitors that the order for sale has been obtained from the Strata Titles Board ("**STB Order**"). The remaining 90% of the Purchase Price will be paid on completion, which is scheduled to take place 3 months from the date of the S&PA or 8 weeks from the date of the STB Order, whichever is later.

The sale and purchase of the Property is also subject to certain conditions including the obtaining of a Qualifying Certificate from the Controller of Residential Property and the STB Order.

The acquisition and subsequent redevelopment of the Property will be financed by bank borrowings.

Relative Figures under Rule 1006 of the SGX Listing Manual

Market Capitalisation Test - The relative figures that were computed on the basis set out in Rule 1006(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "**Listing Manual**") are as set out below:

The aggregate consideration paid by UOL for the acquisition of approximately S$266,000,000 (UOL's share being 70% of the Purchase Price) constitutes approximately 11.3% of the market capitalisation of the UOL group of approximately S$2,350,847,255, based on the volume weighted average price of the Company's shares transacted on 29 August 2006, being the last market day preceding the date of this Announcement.

The relative figures in Rule 1006(a), Rule 1006(b) and Rule 1006(d) of the Listing Manual are not applicable.

The acquisition constitutes a discloseable transaction under Rule 1010 of the Listing Manual.

Financial Effects

For illustrative purposes only, based on the latest announced audited consolidated financial statements of the UOL group for the year ended 31 December 2005, the acquisition is not expected to have a material financial impact on the UOL group's net tangible assets per share as at 31 December 2005 assuming that the acquisition had been effected at the end of the UOL group's financial year ended 31 December 2005. The acquisition is also not expected to have a material financial impact on the UOL group's earnings per share for the financial year ended 31 December 2005 assuming that the acquisition had been effected at the beginning of the UOL group's financial year ended 31 December 2005.

Interested Person Transaction

Pursuant to the terms of the joint venture, UOL and Russville have agreed to subscribe for 10 ordinary shares in the JV Co in the proportion of 70:30 respectively. Upon subscription and issuance of the shares, the JV Co will become a subsidiary of UOL. UOL and Russville are currently in negotiations with an unrelated third party for equity participation in the JV Co. In the event that the unrelated third party agrees to participate in the JV Co on terms acceptable to UOL and Russville, it is likely that the JV Co will remain a subsidiary of UOL.

KLC is considered to be an "associate" of Mr Wee Cho Yaw, Mr Wee Ee Lim and Mr Wee Ee Chao, directors of the Company, within the meaning of the Listing Manual. The joint venture between the Company and Russville is therefore an "interested person transaction" within the meaning defined in Chapter 9 of the Listing Manual.

Taking into account the Purchase Price and the Company's shareholding interest in the JV Co, the value of UOL's share of the acquisition exceeds S$117.48 million, which is approximately 5% of the UOL group's latest audited net tangible assets. Under Rule 906 of the Listing Manual, an issuer is required to obtain shareholder's approval for any interested person transaction of a value equal to, or more than 5% of its group's latest audited net tangible assets unless, *inter alia*, an exception under Rule 916 of the Listing Manual applies.

Given that, in relation to the JV Co and this transaction:-

(a) the risks and rewards are in proportion to the equity of each joint venture partner;

(b) the Audit Committee of the Company is (and the Company confirms that the Audit Committee is) of the view that the risks and rewards of the joint venture are in proportion to the equity of each joint venture partner and the terms of the joint venture are not prejudicial to the interests of the Company and its minority shareholders; and

(c) KLC and Russville, the interested persons, do not have an existing equity interest in this joint venture prior to the participation of the Company in this joint venture,

the exception in Rule 916 of the Listing Manual applies and it would not be necessary for the Company to obtain shareholders' approval.

Save for the acquisition disclosed in this Announcement, the Company has not entered into any other transactions with KLC and Russville or any other interested person transactions since the beginning of this financial year to date.

Rationale for acquisition

The acquisition and redevelopment of the Property would enable UOL acting through the JVCo to employ its strength and expertise for the development of high-end residential units in Singapore.

Interests of Directors and Controlling Shareholders

Save for the interests of Mr Wee Cho Yaw, Mr Wee Ee Chao and Mr Wee Ee Lim in KLC and Russville as disclosed above, the Board of Directors of the Company is not aware that any of the other Directors of the Company or any of the controlling shareholders of the Company represented on the Board of the Company has any interest, direct or indirect, in the transaction.

Document for Inspection

A copy of the S&PA is available for inspection at UOL's registered office at 101 Thomson Road #33-00 United Square Singapore 307591 during UOL's business hours for 3 months from the date of this Announcement.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 30/08/2006 to the SGX